The Law Firm of

Christen Lambert

15 Kinsey Court— Durham, North Carolina 27705— Phone: 919-473-9130
E-Mail: christen@christenlambertlaw.com Web: christenlambertlaw.com

September 8, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Re:     The Pocket Shot Company

Amendment No. 2 to Registration Statement on Form S-1

Filed August 16, 2016

File No. 333-212055

Mr. Lopez:

Below are our responses to the comments made regarding The Pocket Shot Company's Registration Statement in a letter dated August 18, 2016.

Financial Statements, page 42

1.   Please update your financial statements and related disclosures throughout your registration statement as required by Rule 8-08 of Regulation S-X. An updated consent of your independent registered public accounting firm should also be provided as an exhibit to your amended registration statement.

ANSWER: We have amended the interim financial statements to provide the June 30, 2016 statements, along with corresponding summary information and MD&A, and the dates have been updated throughout, including an updated consent of the independent registered public accounting firm.

We hope these revisions satisfy your comments.

                                                                                    Sincerely,

                                                                                    /s/ Christen P. Lambert

                                                                                    Christen P. Lambert